SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TransAtlantic Petroleum Ltd.

(Name of the Issuer)

TransAtlantic Petroleum Ltd.

TAT Holdco LLC

TAT Merger Sub LLC

Longfellow Energy, LP

Dalea Partners, LP

Alexandria Nicole Mitchell Trust #2005

Elizabeth Lee Mitchell Trust #2005

Noah Malone Mitchell, 4th Trust #2005

Stevenson Briggs Mitchell

KMF Investments Partners, LP

West Investment Holdings, LLC

Randall I. Rochman

Betsy Rochman

N. Malone Mitchell 3rd

Amy Mitchell

Dalea Management, LLC

Deut 8, LLC

Jonathan T. Fite

(Name of Person Filing Statement)

Common Shares, $0.10 par value per share

(Title of Class of Securities)

G89982113

(CUSIP Number of Class of Securities)

TransAtlantic Petroleum Ltd.

Tabitha Bailey

Vice President, General Counsel and Corporate Secretary

c/o TransAtlantic Petroleum (USA) Corp.

16803 Dallas Parkway, Suite 200

Addison, Texas 75001

(214) 220-4323

TAT Holdco LLC

TAT Merger Sub LLC

Longfellow Energy, LP

Dalea Partners, LP

Alexandria Nicole Mitchell Trust #2005

Elizabeth Lee Mitchell Trust #2005

Noah Malone Mitchell, 4th Trust #2005

Stevenson Briggs Mitchell

KMF Investments Partners, LP

West Investment Holdings, LLC

Randall I. Rochman

Betsy Rochman

N. Malone Mitchell 3rd

Amy Mitchell

Dalea Management, LLC

Deut 8, LLC

Jonathan T. Fite

c/o Michael Haynes

16803 Dallas Parkway, Suite 200

Addison, Texas 75001

(214) 220-4323

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Garrett DeVries Akin Gump Strauss Hauer Feld LLP 2300 N. Field Street, Suite 1800 Dallas, Texas 75201 (214) 969-2891	Robert Sarfatis Foley & Lardner LLP 2021 McKinney Ave., Suite 1600 Dallas, Texas 75201 (214) 999-4698

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$9,971,581	$1,274

(*)

Calculated solely for the purpose of determining the filing fee. The filing fee is calculated based on 76,704,473 common shares (including 368,916 common shares subject to vested and unvested restricted stock unit awards issued under the TransAtlantic Petroleum Ltd. 2019 Long-Term Incentive Plan or the TransAtlantic Petroleum Ltd. 2009 Long-Term Incentive Plan), multiplied by the per share merger consideration of $0.13 and 921,000 preferred shares (for which no consideration shall be paid).

(**)

The amount of the filing fee, which was determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, was calculated by adding (i) the product of (a) 0.0001298, which is the filing fee rate in effect on the date the Rule 13e-3 Transaction Statement was filed with the U.S. Securities and Exchange Commission on September 23, 2020 (the “Initial Filing Date”), and (b) $8,964,177, which was the proposed maximum aggregate value of the transaction as of the Initial Filing Date, and (ii) the product of (a) 0.0001091, the filing fee rate in effect as of the date hereof, and (b) $1,007,404, which is the difference between $9,971,581, the current proposed maximum aggregate value of the transaction, and $8,964,177, the proposed maximum aggregate value of the transaction as of the Initial Filing Date.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,164

Form or Registration No.: Schedule 14A

Filing Party: TransAtlantic Petroleum Ltd.

Date Filed: September 22, 2020 ($1,164) and October 9, 2020 ($110)

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement (as amended and supplemented by this Amendment No. 1, this “Transaction Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2020 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) TransAtlantic Petroleum Ltd., a Bermuda exempted company (the “Company”), and the issuer of the shares of common stock, par value $0.10 per share (the “Common Shares”) and 12.0% Series A Convertible Redeemable Preferred Shares, par value $0.01 per share (the “Preferred Shares”), that are subject to the Rule 13e-3 transaction; (ii) TAT Holdco LLC, a Texas limited liability company (“Parent”); (iii) TAT Merger Sub LLC, a Texas limited liability company (“Merger Sub”); (iv) Longfellow Energy, LP (“Longfellow”), Dalea Partners, LP (“Dalea”), the Alexandria Nicole Mitchell Trust #2005, the Elizabeth Lee Mitchell Trust #2005, the Noah Malone Mitchell, 4th Trust #2005 and Stevenson Briggs Mitchell (collectively, the “Mitchell Group”); (v) KMF Investments Partners, LP (an affiliate of Jonathon T. Fite, who is a member of the Company’s Board), West Investment Holdings, LLC, Randall I. Rochman and Betsy Rochman, which collectively with the Mitchell Group own 100% of the Company’s Preferred Shares (together with the Mitchell Group, the “Preferred Shareholder Group”); and (vi) N. Malone Mitchell 3rd (“Mr. Mitchell”), Amy Mitchell (“Mrs. Mitchell”), the spouse of Mr. Mitchell, Dalea Management, LLC (“Dalea Management”) (which is managed and owned by Mr. and Mrs. Mitchell and is the general partner of Dalea) and Deut 8, LLC (“Deut 8”) (which is managed and owned by Mr. and Mrs. Mitchell and is the general partner of Longfellow). Parent, Merger Sub, the Preferred Shareholder Group, Mr. Mitchell, Mrs. Mitchell, Dalea, and Deut 8 are collectively referred to as the “Acquiring Group”.

This Transaction Statement relates to (i) the Agreement and Plan of Merger, dated as of August 7, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, in accordance with the terms and subject to the conditions of which the Company will merge with and into Merger Sub, the separate corporate existence of the Company will cease and Merger Sub will continue as the surviving company as a Texas limited liability company and as a wholly-owned subsidiary of Parent (the “Merger”), and (ii) the related form of statutory merger agreement (the “Statutory Merger Agreement”) required in accordance with Section 105 of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”). At the effective time of the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger (other than the excluded shares and dissenting shares as described in the Merger Agreement) will immediately be converted into the right to receive the per share merger consideration of $0.13 in cash, without interest and less applicable withholding taxes (the “Merger Consideration”). Each outstanding restricted stock unit award (each, an “RSU”) will fully vest and be canceled and will entitle the holder thereof to receive an amount in cash equal to the product of (i) the total number of Common Shares subject to such RSU immediately prior to the effective time of the Merger times (ii) the Merger Consideration. The Preferred Shares will be canceled automatically and cease to exist, with no consideration paid for such shares.

The Board formed a special committee of independent directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Merger and to recommend to the Board whether to pursue the Merger and, if so, on what terms and conditions. The Special Committee voted unanimously to recommend to the Board that it, and thereafter the Board (other than Messrs. Mitchell, Rochman and Fite, each of whom abstained from voting) voted unanimously to (i) approve the Merger Agreement, Statutory Merger Agreement and related guaranty described in the Merger Agreement (collectively, the “Merger Documents”) and declare that the transactions contemplated by the Merger Documents are procedurally fair to, and advisable and in the best interests of, the Company and its shareholders, including the Company’s unaffiliated shareholders, (ii) declare that the Merger Consideration is fair to, both from a financial point of view and otherwise, and advisable and in the best interests of the Company’s shareholders, including the Company’s unaffiliated shareholders, (iii) direct that the adoption and approval of the Merger Agreement and the Statutory Merger Agreement be submitted to a vote at a special general meeting of the Company, (iv) approve the entry into the Merger Agreement and the Statutory Merger Agreement (subject to approval of the Company’s shareholders), (v) submit the proposal to adopt and approve the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby (the “Merger Proposal”) to the Company’s shareholders for approval and adoption and (vi) recommend to the shareholders of the Company that they vote

“FOR” the adoption of the Merger Proposal. In arriving at its recommendations, the Board and Special Committee carefully considered a number of factors described in the Proxy Statement.

Concurrently with the filing of this Amendment No. 1, the Company is filing Amendment No. 1 to the Company’s preliminary proxy statement (as amended, the “Proxy Statement”) with the SEC under Regulation 14A of the Exchange Act. The Board will solicit proxies from the common shareholders of the Company in connection with the Merger pursuant to the definitive version of the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1). Copies of the Merger Agreement and Statutory Merger Agreement are attached to the Proxy Statement as Annex A and Annex B thereto, respectively, and are incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

TransAtlantic Petroleum Ltd.
c/o TransAtlantic Petroleum (USA) Corp.

16803 Dallas Parkway, Suite 200

Addison, Texas 75001
Telephone: (214) 220-4323

(b) Securities. The subject class of equity securities is (i) the Common Shares and (ii) the Preferred Shares. As of October 7, 2020, the Company had a total of 76,335,557 Common Shares and a total of 921,000 issued and outstanding.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Special Meeting – Record Date and Quorum”

“The Special Meeting – Vote Required”

“Important Additional Information Regarding the Company – Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding the Company—Market Price of the Common Shares”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Conduct of Business by the Company Pending the Merger”

“Important Additional Information Regarding the Company—Dividends”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding the Company—Other Transactions in the Company’s Securities”

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Additional Information Regarding the Company”

“Important Additional Information Regarding the Acquiring Group”

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Acquiring Group as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Special Meeting—Vote Required”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of RSUs”

“The Merger Agreement—Conditions to the Completion of the Merger”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of RSUs”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Rights of Appraisal”

Annex D: Section 106 of the Companies Act

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) (1)-(2) Transactions. Not applicable.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Acquiring Group as to the Fairness of the Merger”

“Special Factors – Financing the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Voting by the Acquiring Group”

“The Merger Agreement”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“The Special Meeting—Vote Required”

“Proposal 1—The Merger Proposal”

“The Merger Agreement”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of RSUs”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Acquiring Group as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of the Company’s Common Shares”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of RSUs”

“The Merger Agreement—Payment Procedures”

“The Merger Agreement—Conditions to the Completion of the Merger”

“Important Additional Information Regarding the Company—Dividends”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Acquiring Group as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“Special Factors—Plans for the Company After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Acquiring Group as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Delisting and Deregistration of the Company’s Common Shares”

“Special Factors—Rights of Appraisal”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of RSUs”

“The Merger Agreement—Payment Procedures”

“The Merger Agreement—Restrictions on Solicitation; Acquisition Proposals; Superior Proposals”

“The Merger Agreement—Changes in the Recommendation of the Board and the Special Committee”

“The Merger Agreement—Other Covenants”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

Item 8.	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Seaport Gordian Energy LLC”

“Special Factors—Position of the Acquiring Group as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex C: Opinion of Seaport Gordian Energy LLC

Presentations by Seaport Gordian LLC to the Special Committee, dated May 21, 2020, May 23, 2020, May 26, 2020, and August 7, 2020 attached hereto as Exhibit (c)(2), (c)(3), (c)(4) and (c)(5), respectively, and incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Seaport Gordian Energy LLC”

“Special Factors—Position of the Acquiring Group as to Fairness of the Merger”

Annex C: Opinion of Seaport Gordian Energy LLC

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Seaport Gordian Energy LLC”

“Where You Can Find Additional Information”

Annex C: Opinion of Seaport Gordian Energy LLC

Presentations by Seaport Gordian LLC to the Special Committee, dated May 21, 2020, May 23, 2020, May 26, 2020, and August 7, 2020 attached hereto as Exhibit (c)(2), (c)(3), (c)(4) and (c)(5), respectively, and incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Summary Term Sheet

“Special Factors—Financing the Merger”

“The Merger Agreement—Other Covenants”

Annex A: Merger Agreement

Annex B: Statutory Merger Agreement

(b) Conditions. None

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Seaport Gordian Energy LLC”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Opinion of Seaport Gordian Energy LLC”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Costs and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Additional Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding the Company—Other Transactions in the Company’s Securities”

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger—Voting by Members of the Acquiring Group”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Voting by the Company’s Directors and Executive Officers”

“Important Additional Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

“The Special Meeting – Vote Required”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Acquiring Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Acquiring Group for the Merger”

“The Special Meeting—Purpose of the Special Meeting”

“Proposal 1: The Merger Proposal”

“Proposal 2: The Adjournment Proposal”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding the Company—Historical Consolidated Financial Information—Summary Financial Information”

“Where You Can Find Additional Information”

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding the Company—Summary Financial Information”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Additional Information Regarding the Company”

“Important Additional Information Regarding the Acquiring Group”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(1)

Proxy Statement of TransAtlantic Petroleum (incorporated by reference to Amendment No. 1 to the Schedule 14A, File No. 1-34574, filed concurrently with the SEC on October 9, 2020, and incorporated herein by reference).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release dated August 7, 2020 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed August 7, 2020 and incorporated herein by reference).

(c)(1)	Opinion of Seaport Gordian Energy LLC (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated May 21, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(c)(3)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated May 23, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(c)(4)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated May 26, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(c)(5)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated August 7, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(d)(1)

Agreement and Plan of Merger, dated as of August 7, 2020, by and among TransAtlantic Petroleum Ltd., TAT Holdco LLC and TAT Merger Sub LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Form of Statutory Merger Agreement to be entered into between TransAtlantic Petroleum Ltd. and TAT Merger Sub LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(f)	Section 106 of the Companies Act (incorporated herein by reference to Annex D of the Proxy Statement).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2020	TRANSATLANTIC PETROLEUM LTD.

	By:	/s/ Tabitha Bailey
Tabitha Bailey
Vice President, General Counsel, and Corporate Secretary